UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

CNS Response, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
12619C101
(CUSIP Number)
Nicholas J. Yocca
The Yocca Law Firm LLP
19900 MacArthur Boulevard 650
Irvine, California 92612
(949) 253-0800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 26, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12619C101

1	NAMES OF REPORTING PERSONS Leonard J. Brandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		11,273,023

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,273,023

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,273,023 (see explanation in Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1. SECURITY AND ISSUER
This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”) of CNS Response, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2775 Bristol St., Costa Mesa, California 92626.
ITEM 2. IDENTITY AND BACKGROUND
This Schedule 13D is being filed by Leonard J. Brandt, a citizen of the United States (“Brandt”). The present principal occupation of Brandt is serving as a director of the Company. The principal business address of Brandt is 28911 Via Hacienda, San Juan Capistrano, California 92675.
During the last five years, Brandt has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On August 26, 2009, a secured convertible promissory note held by Brandt Ventures, GP in the original principal amount of $250,000, together with all interest accrued thereunder, was converted by the Company into Common Stock and warrants as further described in Item 4 below.
ITEM 4. PURPOSE OF TRANSACTION.
Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.
On March 30, 2009, Brandt made a loan to the Company using personal funds in the amount of $250,000, and such loan was evidenced by a secured convertible promissory note issued in the name of Brandt Ventures, GP. Pursuant to its terms, the secured promissory note and all interest accrued thereunder was to become convertible into securities of the Company in the event the Company completed an equity financing of not less than $1,500,000.
On August 26, 2009, the Company completed an equity financing resulting in gross proceeds to the Company of approximately $2,000,000. As a result, the Company converted the secured promissory note held by Brandt Ventures, GP (including all interest accrued thereunder) into 956,164 shares of Common Stock and 478,082 warrants to purchase Common Stock of the Company at a conversion rate of $0.54 for two shares and one warrant.
Brandt beneficially owns 25.5% of the issued and outstanding shares of Common Stock of the Company, which is the only class of voting security which the Company has issued and outstanding as of the date hereof.
All of the 11,273,023 shares of Common Stock (including the 540,000 shares which are owned by Brandt’s children, 956,164 shares held by Brandt Ventures, GP and 478,082 warrants held by Brandt Ventures, GP) beneficially owned by Brandt, and to which this Schedule 13D relates, are held by Brandt, Brandt Ventures, GP and Brandt’s children as an investment, and the shares held by Brandt and Brandt Ventures, GP are also held in connection with the purposes described below. Brandt disclaims beneficial ownership of his children’s shares.
Brandt intends to change the entire Board of Directors of the Company, with the exception of the reelection of Brandt. Brandt has called a special meeting of stockholders of the Company, in lieu of an annual meeting of stockholders, and intends to cause that meeting to be held in order to conduct an election of directors of the Company at which Brandt intends to nominate and to vote in favor of a slate of directors selected by Brandt. Brandt also intends, in the alternative, to present the Company with written consents of stockholders of the Company to remove the current Board, with the exception of Brandt, and to elect as directors the slate of nominees selected by Brandt. Mr. Brandt intends to obtain and use proxies and consents from stockholders for this purpose having filed definitive proxy statements with the U.S. Securities and Exchange Commission. Brandt disclaims beneficial ownership of those shares. Brandt also disclaims that Brandt and those stockholders are members of a group, as the stockholders have not agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company and each proxy or consent is revocable in the sole discretion of the respective stockholder.
Also, Brandt plans to propose to that new Board, if and when elected, that it should consider and vote on whether to adopt other changes in management of the Company, whether to scale-back or change current budgets and spending plans, whether to proceed with current Company business strategies, whether to proceed with current Company financing strategies that likely will include sales of securities of the Company, whether to modify current Company plans on these subjects and whether to adopt alternative plans on these subjects.
Brandt also intends to participate as an investor in future offerings of the Company.
Other than as expressly described in this Schedule 13D, Brandt does not have any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.
All of the information in this Schedule is based on 41,762,476 shares of Common Stock believed to be issued and outstanding as of August 27, 2009. According to the Company’s stockholder list dated August 10, 2009, the Company had 28,872,476 shares issued and outstanding as of that date. On August 27, 2009, the Company announced that it had issued an additional 6,840,000 shares pursuant to an equity financing and approximately 6,050,000 shares of pursuant to the automatic conversion of three outstanding bridge notes. Mr. Brandt has added these three numbers together to reach a total of 41,762,476 shares believed to be issued and outstanding as of August 27, 2009.
As of August 27, 2009, Brandt beneficially owned 11,273,023 shares of Common Stock, consisting of 8,890,795 shares of Common Stock (including 540,000 shares owned by Brandt’s children and 956,164 shares held by Brandt Ventures, GP) as well as 1,079,728 shares reserved for issuance upon exercise of warrants to purchase Common Stock (including 478,082 warrants held by Brant Ventures, GP) and 1,302,500 shares reserved for issuance upon exercise of options to purchase Common Stock (collectively, the “Brandt Shares”). Based on a total of 41,762,476 shares of the Company’s Common Stock believed to be outstanding as of August 27, 2009, the Brandt Shares constitute approximately 25.5% of the shares of the Company’s Common Stock issued and outstanding. Brandt has the sole power to vote and dispose of 10,733,023 of the Brandt Shares, and the remaining 540,000 shares are owned by his children, who have sole voting and dispositive power over those shares. Brandt disclaims beneficial ownership of his children’s shares.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Not applicable.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Leonard Brandt, an individual
Dated: August 27, 2009	/s/ Leonard Brandt